SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                THE BEARD COMPANY
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                                (Name of Issuer)


                        COMMON STOCK, par value $.001333
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                         (Title of Class of Securities)

                                  07384R 10 1
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                                 (CUSIP Number)

The Beard Company, Attn:  Herb Mee, Jr., 5600 N. May Avenue, Suite 320,
Oklahoma City, Oklahoma 73112   (405) 842-2333
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                September 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07384R 10 1                    13D                 Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wm. M. and Lu Beard 1988 Charitable Unitrust
     FEIN:  73-6241478
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma trust
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               263,279
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               263,279
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

               -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     263,279
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2778%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.07384R 10 1                   13D                     Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of The Beard Company ("Beard"), par value $.001333 per share (the "Common Stock"). The principal executive officers of Beard are:

     Name                                 Position
     ----                                 --------

     W.M. Beard                   Chairman of the Board and Chief Executive
                                  Officer
     Herb Mee, Jr.                President and Chief Financial Officer
     Jack A. Martine              Controller and Chief Accounting Officer
     Rebecca G. Witcher           Secretary

All of such officers are located at Enterprise Plaza, 5600 North May Avenue, Suite 320, Oklahoma City, Oklahoma 73112.
________________________________________________________________________________
Item 2.  Identity and Background.

The William M. and Lu Beard 1988 Charitable Unitrust is a trust governed by the law of the State of Oklahoma of which William M. Beard and Lu Beard serve as trustees.

Mr.  Beard is Chairman  and Chief  Executive  Officer of Beard.  Lu Beard is the
spouse of W.M. Beard. The address of Mr. and Mrs. Beard is 5600 North May Avenue, Suite 320, Oklahoma City, Oklahoma 73112. Mr. and Mrs. Beard are United States citizens. Neither Mr. or Mrs. Beard nor any of the persons stated in Item 5 who share voting and investment power with respect to the shares of Common Stock owned by Mr. and Mrs. Beard has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which proceeding resulted in such person being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

The Unitrust acquired the Common Stock of Beard from W.M. Beard as settlor of the Unitrust, or from private purchasers or in open market transactions with funds originally provided by Mr. Beard.
_______________________________________________________________________________
Item 4. Purpose of Transaction.

The 263,279 shares of Common Stock were acquired by the Unitrust for investment purposes.
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

The Unitrust owns 240,779 shares of Beard Common Stock and 22,500 presently exercisable warrant shares. Mr. and Mrs. Beard serve as co-trustees and share voting and investment power.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 14, 2003                      W.M. BEARD
                                      W.M. Beard, Trustee


October 14, 2003                      LU BEARD
                                      Lu Beard, Trustee


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).